Filed Pursuant to Rule 433
Registration No. 333-194227
April 9, 2015

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated April 9, 2015)

Issuer:	Alabama Power Company
Format:	SEC Registered
Security:	Series 2015A 3.750% Senior Notes due March 1, 2045
Expected Ratings:*	A1(Stable)/A (Negative)/A+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Trade Date:	April 9, 2015
Expected Settlement Date:	April 14, 2015 (T+3)
Size:	$175,000,000 (Reopening of $550,000,000 of Series 2015A 3.750% Senior Notes due March 1, 2045 issued on March 11, 2015)
Maturity Date:	March 1, 2045
Interest Payment Dates:	March 1 and September 1 of each year, beginning September 1, 2015
Coupon:	3.750%
Initial Public Offering Price:	101.051% plus accrued interest from March 11, 2015
Benchmark Treasury:	3.000% due November 15, 2044
Benchmark Treasury Yield:	2.591%
Spread to Benchmark Treasury:	+110 basis points
Re-Offer Yield:	3.691%
Optional Redemption:
Make-Whole Call: Par Call:	Prior to September 1, 2044 at T+20 basis points On or after September 1, 2044 at 100%
CUSIP/ISIN:	010392FM5/US010392FM53
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Commerz Markets LLC Regions Securities LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.
Concurrent Offering:
$250,000,000 of Alabama Power Company’s Series 2015B 2.800% Senior Notes due April 1, 2025, expected to be issued on April 14, 2015. The closing of the offering of the additional Series 2015A Senior Notes is not contingent on the closing of the concurrent offering.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Scotia Capital (USA) Inc. toll free at 1-800-372-3930 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.